EXHIBIT 4.27

CORN HYBRID SEED PRODUCTION BOOKING CONTRACT

PARTY A: JILIN CHANGRONG HI-TECH SEED LIMITED	Place: Beijing

PARTY B: BEIJING ORIGIN SEED LIMITED	Date: April 4, 2006

In accordance with the Contract Law of People’s Republic of China and the Seed Law of People’s Republic of China and other relevant Chinese Laws and regulations, both Parties, under the principle of equality and mutual benefit and through friendly negotiation, agree to enter into this corn hybrid seed future production contract.

Article One: Seed variety, Quality criteria and Plant acreage of the future seed product

			Quality criteria
Name of seed variety (code name)	Acreage (mu)	Expected yield	Genetic Purity	Purity	Germination rate	Moisture Content
Jidan 610	2,300	805,000 kilogram	≥96	≥98	≥85	≤15

To purchase the qualified seed product upon the future actual yield.

Article Two: Parent seed quality for further seed production and Method of payment

Party A shall provide Party B with parent seed within coat for further seed production, RMB 10.6 yuan/kg (if the germination rate lower than 85%, subject to 85% for calculation), and the genetic purity of the parent seed shall reach 99%, and the germination rate shall go beyond 85%. In case the genetic purity lower than the criteria above, particularly in case the separation of parent seed cause huge amount of mutants, which result in the decline of the genetic purity of the hybrid seed, the genetic purity of the hybrid seed produced by Party B shall be decided through an additional negotiation. Party A shall burden the extra expense for removing the impurity across the field. In case of the germination rate lower than 85%, the quantity shall be enough for the seed production. Party B shall pay Party A for the parent seed prior to December 1, 2006, Party A shall be charged for the transport and the coating.

Article Three: Both parties’ right and obligation

1. Party A’s right and obligation

1) to provide parent seeds for the seed production according to the quality criteria hereunder and, the detailed technique approaches and guidance to the production;

2) to purchase the qualified seed according to the quality criteria as provided hereunder duly and sufficiently, and disburse the related payment on time.

3) Party A shall provide Party B with the loan, RMB 100yuan/acre, for the production material after the seed sprouting and prior to May 20. The advance payment shall be deducted when Party A pay for the seed production at the second time.

EXHIBIT 4.27

4) Party A shall re-examine the seed product upon receiving, the accomplishment of germination rate, purity and moisture content shall not beyond two germination circles upon receiving, the genetic purity re-test shall be completed within the first growth circle. In case of discovering any problem, Party A shall inform party B immediately, and shall have the right to refuse or reject the seed product of poor quality according to the quality criteria hereunder.

2. Party B’s right and obligation

1) Party B shall arrange the seed production according to the seed variety, quantity and the detailed technique approaches and guidance provided by Party A, and shall complete the related seed production procedures. When Party A purchase the seed product, Party B shall have the “Seed Production License” and “Production Area Quarantine Certificate”.

2) Strictly execute the seed production technical standard and production area quarantine standard, and accept the supervision and inspection from related seed administrative bodies. Seed quality test shall be pursuant to GB/T3543.1-3543.7-1995, “Standard for Crop Seed Test”, and seed production shall be pursuant to “Technical Standard for Crop Seed Production” (GB/17315-17319.1998).

3) to guarantee that the parent seed shall be neither lost nor diffused;

4) to guarantee that the quality of the seed product shall reach the quality criteria hereunder, and Party B shall deliver the seed product to Party A in accordance with the quantity, schedule and place as provided hereunder.

Article Four: Price of purchase, Expense of proxy production and Transport requirement

1.
The price of purchase from farmers shall be decided at 2.5-3 times of the commodity maize marketing price in area of Chifeng or other circumjacent region. Party A shall pay Party B 0.6yuan/kg as the expense of proxy production (including charge of transport, compensation for isolated area, charge for quarantine certificate and seed production license, village cadre management cost, catering and telephone subsidy for technician from Party B at 0.01yuan/kg, etc.)

2.
The destination of delivery shall be Party B’s production base. Party B shall assist the transport of the seed product. Party B shall be charged for packaging and loading, on the other hand, Party A shall be charged for transport.

3.	The seed product transport shall at the end of November till the beginning of December. In case of any special circumstances, both parties shall have an additional negotiation.

4.	At the beginning of the seed product transport, both parties shall take and sterilize sample seeds for the future re-test and appraisal till the harvest of the seed product hereunder.

Article Five: Method of payment and Term of payment

Prior to the harvest, both parties shall estimate the yield of the seed product hereof and co-sign as approval. Before the purchase of the seed product, Party A shall pay 30% of the total value of the actual estimated yield, and the rest 70% shall be paid after seeds are loaded (by instalment), the expense of proxy production shall be paid off at one time prior to the 2007Spring Festival.

Article Six: Liability for Breach of contract

1.
Party B shall pay a certain sum of liquidated damages, 2 times of the value of the yield undone, to the other party, in case that Party B might not harvest the quantity of seed product set forth in the contract because of its deficiency of organization.

EXHIBIT 4.27

2.	Party B shall pay a certain sum of liquidated damages, 10 times of the income from its sales of the seed product to any other organization or individual.

3.	Party B shall pay RMB 200,000 of liquidated damages to Party A in case that Party B might have the parent seed hereof diffused because of its deficiency of management.

4.
Party A shall bear all losses of missing the florescence of the seed product because of its deficient technique approaches and guidance. In addition, Party A shall pay a certain sum of liquidated damages, 2 times of the value of the qualified seed product not transported, to Party B in case Party A might not deliver the qualified seed product hereof in sufficient amount.

Article Seven: Force Majeure

In the event of Force Majeure, the quantity and quality of the seed product hereof might not reach the requirement as provided in this contract, but Party A shall not be liable for damages and Party B shall inform Party A for field inspection in time, meanwhile, both Parties shall enter a supplementary agreement for the change of this contract.

Article Eight: Settlement of Dispute

1.	If the dispute is due to the quality of the seeds, the dispute shall be submitted to the Seed Quality Test Agency of the city (district) level or above for arbitration.

2.
Any dispute arising out of this Contract or from its performance shall be resolved through friendly consultation between the Parties. If failed, the dispute may be submitted to the People’s Court by each Party.

Article Nine:

Matters not covered in this Contract shall be dealt with by the Parties through friendly consultations or in accordance with the Contract Law of People’s Republic of China and the Seed Law of People’s Republic of China and other relevant Chinese Laws and regulations.

Article Ten:

This Contract is executed in two originals. Each Party hereto shall hold one.

Article Eleven: The term of this Contact

From signing date to the accomplishment of both Parties’ liability and obligation.

Party A: (Stamp)	Party B: (Stamp)

Legal Representative:	Legal Representative:

Authorized Proxy:	Authorized Proxy: